SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On August 30, 2013 a Special Meeting of Shareholders of the Cutler Equity Fund and the Cutler Fixed Income Fund (the “Funds”), each a series of The Cutler Trust (the “Trust”) was held for the purpose of voting on the following Proposal:

Proposal:	To elect four individuals to serve on the Board of Trustees of the Trust.

A total of 8,351,041.051 shares of the Funds were entitled to vote on the Proposal.  A total of 2,755,843.547 shares constitute a quorum of voters for purposes of the Proposal.  A total of 3,435,878.100 shares were voted, representing 41.143% of total shares.

Shareholders of record on July 22, 2013 voted to approve the election of Matthew C. Patten, John P. Cooney, Robert F. Turner and Edward T. Alter to serve on the Board of Trustees of the Trust.  The votes cast with respect to the Proposal were as follows:

	Number of shares
Nominee	For	Against	Withheld
Matthew C. Patten	3,423,370.755	0	12,507.345
John P. Cooney	3,423,370.755	0	12,507.345
Robert F. Turner	3,423,370.755	0	12,507.345
Edward T. Alter	3,423,370.755	0	12,507.345